Exhibit 12

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, APRIL 1, 2005, APRIL 2, 2004,

MARCH 28, 2003, AND MARCH 29, 2002

(Dollars in Thousands)

	Fiscal Year Ended
	2006		2005		2004		2003		2002
Fixed charges:
Interest expense	$5,884		$6,856		$5,560		$12,554		$8,201
Capitalized interest	606		469		27		—		1,801
Interest component of rental expense	12,838		13,229		8,962		12,985		12,440

Fixed charges	$19,328		$20,554		$14,549		$25,539		$22,442

Earnings:
Income from continuing operations before provision for income taxes	$70,094		$56,154		$46,300		$14,129		$17,934
Add: Fixed charges	19,328		20,554		14,549		25,539		22,442
Less: Capitalized interest	606		469		27		—		1,801

Total earnings (loss)	$88,816		$76,239		$60,822		$39,668		$38,575

Ratio of earnings (loss) to fixed charges:
Total earnings (loss)	$88,816		$76,239		$60,822		$39,668		$38,575
Fixed charges	$19,328		$20,554		$14,549		$25,539		$22,442
Ratio	4.6		3.7		4.2		1.6		1.7
	(a	)	(a	)	(a	)	(a	)	(a	)

(a)	The consolidated ratios of earnings to fixed charges shown above is calculated in accordance with Section 229.503 (d) of Regulation S-K.